UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission file number: 001-40490

WalkMe Ltd.
(Translation of registrant’s name into English)

1 Walter Moses St.
Tel Aviv 6789903, Israel
+972 (3) 763-0333
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

On August 7, 2024 at 4:00 p.m. Israel Time (9:00 a.m. Eastern Time), WalkMe Ltd., a company organized under the laws of the State of Israel (the “Company”), held its special and annual general meeting of shareholders (the “Meeting”) at its principal executive office to consider certain proposals related to the Agreement and Plan of Merger, dated as of June 4, 2024, by and among the Company, SAP SE, a European stock corporation (Societas Europaea) under the laws of Germany and the European Union (“Parent”), and Hummingbird Acquisition Corp Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”) (as amended from time to time, the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving the merger and becoming a wholly owned subsidiary of Parent (the “Merger”). At the Meeting, shareholders of the Company approved, by the requisite affirmative vote of at least a majority of the Company Shares (as defined in the Merger Agreement) represented at the Meeting, in person, by proxy or by electronic voting, and actually voting on the proposal (excluding abstentions and broker non-votes), the acquisition of the Company by Parent, including, among other things, the approval of: (a) the Merger Agreement; (b) the Merger itself; (c) the consideration to be received by the shareholders of the Company in the Merger, consisting of  $14.00 per share in cash, without interest, subject to adjustment under the Merger Agreement and less any applicable withholding taxes, for each ordinary share, no par value, of the Company owned immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger; (d) the treatment of equity awards of the Company in accordance with the terms of the Merger Agreement; (e) the purchase of a prepaid “tail” directors’ and officers’ liability insurance policy for a period of seven years commencing upon the closing of the Merger, as permitted under the Merger Agreement; and (f) all other transactions and arrangements contemplated by the Merger Agreement (collectively, the “Merger Proposal”).

The approval of the Merger Proposal at the Meeting satisfies a condition necessary for the consummation of the Merger. Consummation of the Merger remains subject to other pending conditions described in the Merger Agreement furnished to the Securities and Exchange Commission (the “SEC”) on a Report of Foreign Private Issuer on Form 6-K on June 5, 2024.

Additionally, at the Meeting, the Company’s shareholders voted upon and approved, by the respective requisite affirmative vote of at least a majority of the Company Shares (as defined in the Merger Agreement) represented at the Meeting in person, by proxy or by electronic voting, and actually voting on the proposal (excluding abstentions and broker non-votes) in accordance with the Israeli Companies Law, 5759-1999, and the Company’s articles of association, all other proposals that were described in the Company’s proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on July 2, 2024.

INCORPORATION BY REFERENCE

This Report of Foreign Private Issuer on Form 6-K (including exhibits hereto) is hereby incorporated by reference into the Company’s previously filed Form S-8 Registration Statements (File Nos. 333-257354, 333-263823, 333-270537 and 333-278034).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. All statements other than statements of historical fact, including statements regarding the proposed acquisition of the Company by Parent, the expected timing for completing the proposed transaction and the terms thereof, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that may occur in the future, may be “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, involve a number of risks and uncertainties that could significantly affect the financial or operating results of Parent, the Company or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “predicts,” “targets,” “would,” “will,” “should,” “may” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on management’s expectations as of the date they are first made, are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Neither Parent nor the Company can give any assurances that the expectations in such forward-looking statements will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the proposed transaction; the satisfaction of the conditions to the consummation of the proposed transaction, including the receipt of certain regulatory approvals, and the timing of the closing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the potential that the Company’s shareholders may not approve the proposed transaction; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors; the potential impact of the announcement of the proposed transaction on operating results, business generally and business relationships, including with employees, customers, partners, suppliers and competitors; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; actual or threatened legal proceedings that have been or may be instituted against Parent or the Company in connection with the proposed transaction or otherwise; the ability and costs related to retaining key personnel and clients; risks related to diverting management’s attention from ongoing business operations; delays, challenges, costs, fees, expenses and charges related to the proposed transaction; actions by competitors; general adverse economic, political, social and security conditions in the regions and industries in which Parent and the Company operate, including relating to Israel’s ongoing war with Hamas and other terrorist organizations in the Middle East and general hostilities; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Parent and the Company’s respective traded securities; natural catastrophes, any pandemic, epidemic or outbreak of infectious disease, warfare, protests and riots, cybersecurity attack or ransomware request and terrorist attacks; and those additional risks and factors discussed in reports filed or furnished with the SEC by Parent and the Company, including Parent’s and the Company’s most recent respective Annual Reports on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the SEC and available at the SEC’s website at www.sec.gov. Reports filed or furnished with the SEC by Parent are also available on Parent’s website at www.sap.com/investors/en.html and by the Company on the Company’s website at ir.walkme.com. Moreover, other risks and uncertainties of which Parent or the Company are not currently aware or may not currently consider material may also affect each party’s forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this Form 6-K are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by Parent or the Company on their respective websites or otherwise. Neither Parent nor the Company undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell, the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

WalkMe Ltd.

Date: August 7, 2024	By:	/s/ Paul Shinn
Paul Shinn
General Counsel